Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES (1) COURT’S RESOLOTION REGARDING
THE RESULTS OF CREDITORS MEETING AND (2) RESULTS OF
EXTRAORDINARY GENERAL MEETING

Tel Aviv, August 21, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today, further to its announcement on July 22, 2013, that the Tel Aviv District Court (the “Court”), in a ruling dated August 19, 2013, rejected the Company’s position that the unsecured creditors of the Company approved the resolution at the Company’s creditors' meetings held on July 15, 2013 and July 17, 2013, to approve the Company's proposed plan of arrangement of its unsecured financial debt (the “Arrangement”) and the transactions contemplated thereby, and, as a result, the Court ruled that the Company did not receive the votes required for approval of the Arrangement. The Court stated that nothing in its ruling sets forth the Court's position regarding the advisability of the Arrangement, and directed the Company and its creditors to attempt to negotiate a revised Arrangement within a short time period.

The Company also announced the results of the Extraordinary General Meeting of its shareholders, held on Monday, August 19, 2013, in Bnei Brak, Israel. At the meeting, the resolution to approve the Arrangement was approved. The resolution to approve the proposed arrangement presented by certain representatives of the Company's Series C to Series G and Series 1 noteholders (the “Noteholders”) was not approved.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054